Brookfield Infrastructure Partners L.P.
Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda
Ms. Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brookfield Infrastructure Partners L.P.
Registration Statement on Form 20-F File No. 001-33632
Via Facsimile and EDGAR
December 28, 2007
Dear Ms. Long:
     In accordance with Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Brookfield Infrastructure Partners L.P. (the “partnership”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form 20-F, File No. 001-33632 (the “Registration Statement”) to 4:00 p.m., Eastern Standard Time, on January 2, 2008, or as soon thereafter as practicable. The partnership requests acceleration of effectiveness of the Registration Statement so that the spin-off of units in the partnership by Brookfield Asset Management Inc. described in the Registration Statement may be effected as soon as practicable.
     The partnership acknowledges that (1) the partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (3) the partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BROOKFIELD INFRASTRUCTURE PARTNERS L.P.,
by	Brookfield Infrastructure Partners Limited, its general partner

by	/s/ James Keyes
	Name:	James Keyes
	Title:	Director